SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM
This report on Form 6-K is incorporated by reference into On Track Innovations Ltd.‘s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, its Registration Statement on Form S-8 (Registration No. 333-116429), filed with the Commission on June 14, 2004, and its Registration Statement on Form F-3 (Registration No. 333-121316), filed with the Commission on December 16, 2004.

Press Release

For Immediate Release

OTI REPORTS RECORD FY 2004 FOURTH QUARTER AND YEAR END FINANCIAL RESULTS

FY 2004 Record Revenues Climb 18% to $23.2M
Fourth Quarter Record Revenues Climb 35% to $7.8M Compared to the Same Period
Last Year
Operating Cash Flow about breakeven ($330,000)
Growth Related to Initial Orders Delivered in the Commercial Implementation in the
China ID and MasterCard PayPass Projects

Fort Lee, NJ – March 28, 2005 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV; Prime Standard (Frankfurt): OT5), a global leader in contactless microprocessor-based smart card solutions for homeland security, micropayments, petroleum payments and other applications, today announced its consolidated financial results for the fourth quarter and fiscal year ended December 31, 2004.

Business developments in 2004 include:
—	First commercial orders in support of MasterCard PayPass™rollout have been delivered.
—	Initial commercial quantities of our contactless readers have been delivered to Hypercom Corporation to support contactless payment programs such as MasterCard PayPass™.
—	Approximately 18 million chips incorporating OTI’s technology delivered in 2004 to the China ID Project.
—	OTI America Inc., OTI’s U.S. subsidiary, has been granted a contract for the U.S. e-passport program. The contract is for the testing stage. One or more vendor(s) are expected to be selected for the production stage.
—	Sasol Oil, the largest oil company in South Africa, is in the process of implementing our petroleum payment solution.
—	Revenues for the year ended December 31, 2004 increased by 18% to $23.2 million from $19.6 million for the same period of last year. Revenues for the fourth quarter were up 35% to $7.8 million from $5.8 million in the same period last year.
—	Licensing and transaction fees for the year ended December 31, 2004 were up 177% to $2.2 million from $808,000 for the same time last year.
—	Gross Profit for the year ended December 31, 2004 was $10.4 million up from $10.1 million in 2003.
—	The operating loss for FY 2004 increased by 281% to $8.8 million from $2.3 million in the same period in 2003, mainly due to $3.2 million one time expenses related to raising of capital and restructuring and $1.6 million increase in marketing expenses related mainly to marketing efforts.
—	Operational Cash Flow was about breakeven, with $330,000 of cash used in operating activities.
—	OTI raised $15.1 million in private placement financing which strengthened our balance sheet and enabled us to support any size of project as a prime contractor.
—	OTI acquired ASEC S.A. of Poland to enable OTI to provide end-to-end solutions for the Emerging European markets.
—	OTI sold one of our German subsidiaries, InterCard KartenSysteme GmbH.

Oded Bashan, President and CEO of OTI commented: “the coming years present a window of opportunities for OTI to become a leading player in the ID and payments markets. To succeed in capturing the leading position in these markets we raised capital, we invest more in management resources, and expenses related to Marketing & Sales, Research & Development and General & Administrative. In addition OTI signed strategic alliances and aligned our corporate structure with our strategy.”

OTI is making progress with its business model with more projects reaching commercial deployment, generating more transaction and license fees revenues, such as with the programs of BP, China ID and EasyPark. Transaction and license fees revenues increased 177% to 10% from 4% in 2003. However, the financial model is not fully reflected in our gross profit due to first stage of implementations of additional projects in the payments and ID markets that are characterized by high customization cost and infrastructure.”

“Financially, OTI had a record breaking quarter and year. Revenues have never been higher, generating $7.8 million with more revenues from our core businesses of payments, petroleum and ID. OTI is reaching operational breakeven from a cash perspective, and combined with the raise of capital the Company had $28.5 million in cash, cash equivalents and short term investments at the end of the year.

“Our operating loss of $8.8 million for the year was mainly due to expenses related to the raising of capital and restructuring that resulted in $3.2 million as explained in our Operating and Financial Review and as shown in our P&L. The restructuring of our marketing support strategy has also added expenses and affected our results. For example, Marketing and Sales expenses for the year rose by 47% to $6.0 million from $4.1 million. As mentioned, we believe these activities will better position the company and contribute to a better stream of revenues in the future.”

Financial Results

Revenues for the year ended December 31, 2004 increased to $23.2 million from $19.6 million for the same period of last year. Revenues for the fourth quarter were up $7.8 million from $5.8 million in the same period last year. The increase was due to the growing implementation of contactless programs around the world. Gross Profit for the year ended December 31, 2004 was $10.4 million up from $10.1 million for the same period last year. The operating loss for FY 2004 increased by 281% to $8.8 million from $2.3 million in the same period in 2003, mainly due to $3.2 million one time expenses related to raising of capital and the exchange of subsidiary’s employees equity interest in equity interest of the Company, $1.6 million increase in marketing expenses related mainly to marketing efforts and due to the reduction of $459,000 in the participation of the Office of Chief Scientist. Net loss increased to $9.3 million, from $3.6 million for the same period in 2003. The increase is mainly due to the increase in the operating loss.

During 2004, $15.1 million were raised resulting in total balance of cash and cash equivalents and short term investments of $28.5 million at December 31, 2004.

The Company has scheduled an annual results review investors meeting with conference call and simultaneous Web cast for Monday, March 28, 2005, which will be hosted by Oded Bashan, President and CEO, Guy Shafran, CFO, and Ohad Bashan, Head of Global Marketing and President OTI America, for 11:00 AM EST to discuss operating results and future outlook. The meeting will be held at the Intercontinental Hotel, 111 East 48th Street, New York, NY. To participate in the conference call please dial: 1-800-963-8290 (U.S. toll free), 1-809-457-877 (Israel toll free), 0-800-181-5287 (Germany toll free), or 1-973- 409-9260 (standard international) ID Code: OTI. To listen to the web cast please go to:
http://www.otiglobal.com/content.aspx?id=98

For those unable to participate, the teleconference will be available for replay until midnight April 4th by calling U.S: 877-519-4471 or International: 973-341-3080 and entering the PIN number # 5848498.

About OTI

Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, micropayments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. For more information on OTI, visit www.otiglobal.com.

(TABLES TO FOLLOW)

This press release contains forward-looking statements. These statements can be identified by their use of the words “will”, “anticipates” and “expects” and other similar expressions, as well as by such phrases as “starting to see” and “we believe”. Each of these statements is subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. results could differ materially from expected results.

This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

OTI Contact:	Media Relations IR Contact:
Galit Mendelson	Adam Handelsman	Paul Holm
Director of Corporate Communication, OTI	5W Public Relations	PortfolioPR
201 944 5200 ext. 111	212 999 5585	212 736 9224
galit@otiglobal.com	ahandelsman@5wpr.com	pholm@portfoliopr.com

ON TRACK INNOVATIONS LTD.
CONSOLIDATED BALANCE SHEETS
US dollars in thousands, except per share data
On Track Innovations Ltd.
and its subsidiaries

	December 31
	2003	2004

Assets

Current assets
Cash and cash equivalents	$9,712	$23,917
Short-term investments	999	4,559
Trade receivables (net of allowance for doubtful
accounts of $ 282 and $ 329 as of December 31, 2003
and 2004, respectively)	3,223	3,477
Other receivables and prepaid expenses	881	2,705
Inventories	4,069	4,765

Total current assets	18,884	39,423

Severance pay deposits fund	906	595

Long-term receivables	-	1,077

Property, plant and equipment, net	5,770	5,324

Other intangible assets, net	325	1,438

Goodwill	5,383	4,146

Total assets	$31,268	$52,003

Liabilities and Shareholders' Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$1,751	$1,641
Trade payables	3,339	4,305
Other current liabilities	2,624	3,824

Total current liabilities	7,714	9,770

Long-Term Liabilities
Long-term loans, net of current maturities	3,121	2,018
Accrued severance pay	1,130	1,361
Deferred tax liabilities	-	162

Total long-term liabilities	4,251	3,541

Total liabilities	11,965	13,311

Commitments and Contingencies

Shareholders' Equity
Ordinary shares of NIS 0.1 par value: Authorized -
10,000,000 and 30,000,000 shares as
of December 31, 2003 and 2004, respectively;
issued and outstanding - 4,778,715 and 8,422,175 shares
as of December 31, 2003 and 2004, respectively	119	199
Additional paid-in capital	59,965	90,779
Deferred stock compensation	(1,257)	(3,553)
Accumulated other comprehensive income	287	353
Accumulated deficit	(39,811)	(49,086)

Total shareholder's equity	19,303	38,692

Total liabilities and shareholders' equity	$31,268	$52,003

ON TRACK INNOVATIONS LTD.
CONSOLIDATED BALANCE SHEETS
US dollars in thousands, except per share data
On Track Innovations Ltd. and its subsidiaries

	Three Months Ended December 31		Year Ended December 31
	2003	2004	2003	2004

Revenues
Products	$4,828	$6,213	$17,245	$19,120
Non-recurring engineering	16	70	284	433
Licensing and transaction fees	196	1,168	808	2,237
Customer service and technical support	738	323	1,258	1,362

Total revenues	5,778	7,774	19,595	23,152

Cost of Revenues
Products	2,057	3,739	8,678	11,853
Non-recurring engineering	5	5	109	183
Customer service and technical support	397	193	691	763

Total cost of revenues	2,459	3,937	9,478	12,799

Gross profit	3,319	3,837	10,117	10,353

Operating Expenses
Research and development	719	995	3,159	3,544
Less - participation by the Office of
the Chief Scientist	335	11	853	394

Research and development, net	384	984	2,306	3,150
Selling and marketing	1,127	1,779	4,092	6,010
General and administrative	1,446	1,901	5,853	6,549
Amortization of intangible assets	47	120	188	261
Expenses relating to raising of
capital and exchange of subsidiary's
employees equity interest in equity
interest of the Company	-	1,112	-	3,227

Total operating expenses	3,004	5,896	12,439	19,197

Operating gain (loss)	315	(2,059)	(2,322)	(8,844)

Financial income (expenses), net	(212)	(113)	(897)	(287)
Other income (expenses), net	96	5	(244)	29

Loss before taxes on income	199	(2,167)	(3,463)	(9,102)
Taxes on income	(97)	(2)	(104)	(173)

	102	(2,169)	(3,567)	(9,275)
Minority interest	-	-	-	-

Net loss	$102	$(2,169)	$(3,567)	$(9,275)

Basic and diluted net loss per ordinary
share	$0.04	$(0.26)	$(1.52)	$(1.33)

Weighted average number of ordinary
shares used in computing basic and
diluted net loss per ordinary share	2,496,138	8,098,294	2,354,254	6,972,878

SIGNATURES

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: March 28, 2005